UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                NTL Incorporated
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                            629407107 (Common Stock)
              ----------------------------------------------------
                                 (CUSIP Number)


     France Telecom S.A.                  Compagnie Generale des Communications
   Jean-Louis Vinciguerra                           (COGECOM) S.A.
Senior Executive Vice President                    Pierre Dauvillaire
     6 place d'Alleray                      Chairman of the Board of Directors
    75505 Paris Cedex 15                            6 place d'Alleray
         France                                   75505 Paris Cedex 15
     (33-1) 44-44-01-59                                 France
                                                  (33-1) 44-44-84-72

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                January 22, 2000
      ---------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 9

CUSIP No.  629407107
--------------------------------------------------------------------------------
1.        Name of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

          France Telecom S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
----- Number of Shares   -------------------------------------------------------
8.      Beneficially              Shared Voting Power
            Owned
             By                   16,118,673 shares of Common Stock
-----       Each         -------------------------------------------------------
9.    Reporting Person            Sole Dispositive Power
            With
                                  0
-----                    -------------------------------------------------------
10.                               Shared Dispositive Power

                                  16,118,673 shares of Common Stock
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          16,118,673 shares of Common Stock
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          13.96% of the aggregate number of all outstanding shares
          of Common Stock
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     2 of 9

CUSIP No.  629407107
--------------------------------------------------------------------------------
1.        Name of Reporting Person

          S.S. or I.R.S. Identification No. of Above Person

          Compagnie Generale des Communications (COGECOM) S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
----- Number of Shares   -------------------------------------------------------
8.      Beneficially              Shared Voting Power
            Owned
             By                   16,118,673 shares of Common Stock
-----       Each         -------------------------------------------------------
9.    Reporting Person            Sole Dispositive Power
            With
                                  0
-----                    -------------------------------------------------------
10.                               Shared Dispositive Power

                                  16,118,673 shares of Common Stock
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          16,118,673 shares of Common Stock
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          13.96% of the aggregate number of all outstanding shares
          of Common Stock
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     3 of 9

         This Amendment No. 2 (the "Amendment") amends and supplements the joint statement on Schedule 13D filed on August 25, 1999, previously amended and supplemented by Amendment No. 1 on October 26, 1999 (as amended and supplemented, the "Schedule 13D"), of France Telecom S.A., a societe anonyme organized under the laws of France ("FT") and Compagnie Generales des Communications (COGECOM) S.A. ("COGECOM"), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

               FT and COGECOM are filing this Amendment to reflect (i) the purchase by COGECOM OF 232,000 5 3/4% Convertible Subordinated Notes due 2009 (the "5 3/4% Convertible Notes"), which will become convertible after March 21, 2000, (ii) the issuance by the Issuer to COGECOM of 9,437.50 shares of 5% Cumulative Participating Convertible Preferred Stock, Series D (the "Series D Preferred Stock"), as a dividend on the Series A Preferred Stock beneficially owned by FT and COGECOM and (iii) the purchase by COGECOM of 82,439 shares of Common Stock from certain shareholders of the Issuer pursuant to the Purchase Agreement, dated as of November 1, 1999 (the "Second Selling Shareholder Purchase Agreement"), among Robert M. Kavner ("Mr. Kavner"), Arnold Glimcher ("Mr. Glimcher"), DCI Capital Partners, a California General Partnership, and COGECOM. Accordingly, the number of shares beneficially owned by FT and COGECOM has been amended to give effect to such issuance and purchases.

Item 1.        Security and Issuer

               Item 1 is hereby amended by adding the following paragraph:

               On January 3, 2000, the Issuer issued to COGECOM 9,437.50 shares of Series D Preferred Stock as a dividend with respect to the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series D Preferred Stock is convertible into 9.811136 shares of Common Stock, at anytime at the option of the holder thereof.

               On December 22, 1999, COGECOM purchased 232,000 5 3/4% Convertible Notes for a total purchase price of $232,000,000. The 5 3/4% Convertibles Notes are convertible into shares of Common Stock at any time after March 21, 2000, at a conversion price of $135.23 per share.

               On November 1, 1999, COGECOM purchased additional 82,439 shares of Common Stock from Messrs. Kavner and Glimcher pursuant to the Second Selling Shareholder Purchase Agreement.



                                     4 of 9

Item 2.        Identity and Background

               Item 2 is hereby amended by attaching an amended and restated
Schedule I hereto.

Item 3.        Source and Amount of Funds or Other Consideration

               Item 3 is hereby amended by adding the following paragraph:

               FT has provided the funds for the purchase by COGECOM of the shares of Common Stock pursuant to the Second Selling Shareholder Purchase Agreement and the 5 3/4% Convertible Notes from cash on hand.

Item 4.        Purpose of Transaction

               Item 4 is hereby amended by adding the following paragraphs:

               FT has caused COGECOM to purchase the 5 3/4% Convertible Notes to further strengthen its exposure in the markets in which the Issuer operates, to provide the Issuer with additional financial resources to pursue its strategy, and to enjoy a return upon its investment.

               Pursuant to the Selling Shareholder Purchase Agreement,
COGECOM has purchased shares from certain shareholders of NTL (the "Sellers"). Sale of such shares was subject to certain restrictions contained in the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 8, 1999, among NTL and the shareholders listed therein (the "Shareholders"). To enable the Sellers to complete the sale of their shares pursuant the Selling Shareholder Purchase Agreement in compliance with the Sellers' obligations under the Registration Rights Agreement, COGECOM extended to the Shareholders an offer to purchase a certain number of shares of Common Stock of the Shareholders which were subject to the Registration Rights Agreement. Messrs Kavner and Glimcher were the only Shareholders who exercised their right to sell their shares of Common Stock. The Second Selling Shareholder Purchase Agreement effectuates the sale of Messrs Kavner's and Glimcher's shares to COGECOM.

Item 5.        Interest in Securities of the Issuer

               Item 5 is hereby amended and restated as follows:

               (a) On January 27, 2000, FT and COGECOM were the joint beneficial owners of 16,118,673 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the 5 3/4% Convertible Notes), which represents approximately 13.96% of the Common Stock outstanding. This percentage is calculated on the basis of 115,471,669 shares, a sum of 106,113,814 shares of Common Stock outstanding as of January 26, 2000, a figure that the Issuer has provided to FT and COGECOM; 7,549,668 shares of Common Stock, the number of shares of Common Stock issuable to COGECOM upon conversion of the



                                     5 of 9

Series A Preferred Stock and the Series C Preferred Stock; 92,592, the number of shares of Common Stock issuable to COGECOM upon conversion of the Series D Preferred Stock; and 1,715,595, the number of shares of Common Stock issuable to COGECOM upon conversion of the 5 3/4% Convertible Notes.

               (b) FT and COGECOM share the power to vote and the power to dispose of all such 16,118,673 shares of Common Stock.

               (c) On January 3, 1999, the Issuer paid a dividend on the Series A Preferred Stock to COGECOM. The Issuer paid this dividend by issuing 9,437.50 shares of Series D Preferred Stock to COGECOM. Each such share of Series D is convertible into 9.811136 shares of Common Stock. A copy of the certificate of designation for the Series D Preferred Stock is attached hereto as Exhibit 10.3 and incorporated by reference herein. On December 22 1999, COGECOM purchased 232,000 5 3/4% Convertible Notes, for a total purchase price of $232,000,000. The 5 3/4% Convertible Notes are convertible into shares of Common Stock at a conversion price of $135.23 per share. On November 1, 1999, COGECOM purchased 82,439 shares of Common Stock from certain shareholders of the Issuer pursuant to the Second Selling Shareholder Purchase Agreement. A copy of the Second Selling Shareholder Purchase Agreement is attached hereto as Exhibit 10.4 and incorporated by reference herein.

               Except as described above, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II of the
Schedule 13D, effected any transactions in Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or 5 3/4% Convertible Notes during the past sixty days.

               (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or 5 3/4% Convertible Notes beneficially owned by FT and COGECOM.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

               Item 6 is hereby amended by incorporating by reference the paragraphs set forth in item 4 above and the descriptions of the Second Selling Shareholder Purchase Agreement and the 5 3/4% Convertible Notes that are set forth in Item 5(c) above.



                                     6 of 9

Item 7.        Material to be Filed as Exhibits

               Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.3

               Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series D of the Issuer.

Exhibit 10.4

               Purchase Agreement, made as of November 1, 1999, between and among Robert M. Kavner, Arnold Glimcher, DCI Capital Partners and COGECOM.

Exhibit 10.5

               Joing Filing Agreement, dated as of January 31, 2000, between France Telecom S.A. and Compagnie Generale des Communications (COGECOM) S.A.


                                     7 of 9

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 2000

                                   France Telecom S.A.

                                      By:    /s/  Jean-Louis Vinciguerra
                                         ---------------------------------------
                                         Name:  Jean-Louis Vinciguerra
                                         Title: Senior Executive Vice President



                                     8 of 9

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: January 31, 2000

                                   Compagnie Generale des
                                   Communications (COGECOM) S.A.

                                   By:    /s/ Pierre Dauvillaire
                                   ---------------------------------------------
                                      Name:  Pierre Dauvillaire
                                      Title: Chairman of the Board of Directors



                                     9 of 9

                                                                      Schedule I

Directors and Executive Officers of France Telecom S.A.

1.   Board of Directors

Christophe AGUITON                        Pascal COLOMBANI
Employee, France Telecom                  Director of Technology, Ministry of
6 place d'Alleray                         Education, Research and Technology
75505 Paris Cedex 15                      110 rue Grenelle
France                                    75007 Paris
                                          France

Jean-Paul BECHAT                          Jean-Francois DAVOUST
Chairman and Chief Executive Officer,     Employee, France Telecom
SNECMA                                    6 place d'Alleray
2 Boulevard General Martial Valin         75505 Paris Cedex 15
75015 Paris                               France
France

Christophe BLANCHARD-DIGNAC               Jean-Pierre DELEZENNE
Budget Director,                          Employee, France Telecom
Ministry of the Economy, Finance and      6 place d'Alleray
Industry                                  75505 Paris Cedex 15
Direction du Budget                       France
139 rue de Bercy
75572 Paris Cedex 12
France

Michel BON                                Yannick d'ESCATHA
Chairman and Chief Executive Officer,     Director of French Atomic Energy
France Telecom                            Commission
France Telecom                            31-33 rue de la Federat
6 place d'Alleray                         75752 Paris Cedex 15
75505 Paris Cedex 15                      France
France
                                          Jean-Claude DESRAYAUD
                                          Employee, France Telecom
                                          6 place d'Alleray
                                          75505 Paris Cedex 15
                                          France

Raymond DURAND                            Didier LOMBARD
Employee, France Telecom                  French Envoy for International
6 place d'Alleray                         Investments, Ministry of the Economy,
75505 Paris Cedex 15                      Finance and Industry
France                                    139 rue de Bercy
                                          75572 Paris Cedex 12
                                          France

Pierre GADONNEIX                          Simon NORA
President, Gaz de France                  Honorary Inspector General of Finance
23 rue Philibert  Delorme                 6 place d'Alleray
75017 Paris                               75505 Paris Cedex 15
France                                    France

Nadine GRANDMOUGIN                        Pierre PEUCH
Employee, France Telecom                  Employee, France Telecom
6 place d'Alleray                         6 Place d'Alleray
75505 Paris Cedex 15                      75505 Paris Cedex 15
France                                    France

Francois GRAPPOTTE                        Jean SIMONIN
Chairman and Chief Executive Officer,     Managing Director,
LEGRAND                                   Residential Agency of Toulouse
128 avenue du Marechal de Lattre de       108 rue de la Peripole
Tassigny                                  BP 5856
87045 Limoges Cedex                       31506 Toulouse Cedex
France                                    France

Nicolas JACHIET                           Ron SOMMER*
Head of Investment Monitoring Division,   Chairman
Treasury Department, Ministry of the      Deutsche Telekom AG
Economy, Finance and Industry             Postfach 20 00
139 rue de Bercy                          53105 Bonn
75572 Paris Cedex 12                      Germany
France                                    * A citizen of Germany

Jacques de LAROSIERE
Advisor to Paribas
6 place d'Alleray
75505 Paris Cedex 15
France

2.   Executive Officers

Michel BON                             Gerard MOINE
Chairman and Chief Executive Officer   Public and Regulatory Affairs
France Telecom                         France Telecom
6 place d'Alleray                      6 place d'Alleray
75505 Paris Cedex 15                   75505 Paris Cedex 15
France                                 France

Jacques BURILLON                       Marie-Claude PEYRACHE
Secretary                              Corporate Communications
France Telecom                         France Telecom
6 place d'Alleray                      6 place d'Alleray
75505 Paris Cedex 15                   75505 Paris Cedex 15
France                                 France

Jacques CHAMPEAUX                      Jean-Francois PONTAL
Large Business Division                Residential and Small Business, Division
France Telecom                         France Telecom
6 place d'Alleray                      6 place d'Alleray
75505 Paris Cedex 15                   75505 Paris Cedex 15
France                                 France

Jean-Jacques DAMLAMIAN                 Jean-Louis VINCIGUERRA
Development Division                   Finance and Human Resources Division
France Telecom                         France Telecom
6 place d'Alleray                      6 place d'Alleray
75505 Paris Cedex 15                   75505 Paris Cedex 15
France                                 France

Jean-Yves GOUIFFES
Network Division
France Telecom
6 place d'Alleray
75505 Paris Cedex 15
France